VIA EDGAR

August 11, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: Biotricity Inc.  (the “Company”)

Registration Statement on Form S-1

File No. 333-210933

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00p.m on Monday, August 14, 2017, or as soon thereafter as is practicable.

Very truly yours, BIOTRICTY INC. By:/s/ Waqaas Al-Siddiq Waqaas Al-Siddiq Chief Executive Officer